[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

July 26, 2021
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attention:	Christina Chalk

Re:	W. R. Grace & Co.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed July 6, 2021
File No. 001-13953

Schedule 13E-3
Filed July 6, 2021 by 40 North Management LLC et al.
File No. 005-55221

Dear Ms. Chalk:

On behalf of our client, W. R. Grace & Co. (“Grace”), we are providing Grace’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in its letter, dated July 21, 2021, with respect to the above-referenced Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) and Transaction Statement on Schedule 13E-3 (the “Transaction Statement”).

Grace is concurrently filing via EDGAR (i) this letter, (ii) Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and (iii) Amendment No. 1 to the Transaction Statement (the “Revised Transaction Statement”), which include, in the case of (ii) and (iii), revisions made in response to the comments received from the Staff as well as certain additional changes to update the disclosures contained in the Preliminary Proxy Statement and the Transaction Statement.  We are separately furnishing to the Staff courtesy copies of the Revised Proxy Statement and the Revised Transaction Statement marked to show the changes to the Preliminary Proxy Statement and the Transaction Statement, respectively.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by Grace’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in the Revised Proxy Statement.  All references to page numbers in Grace’s responses are to the pages of the Revised Proxy Statement.

U.S. Securities and Exchange Commission
July 26, 2021

Parties Involved in the Merger, page 1

1.	Revise to include all of the parties who are filers on the Schedule 13E-3.

Response:  In response to the Staff’s comment, Grace has revised the disclosure on pages 1 to 3 of the Revised Proxy Statement.

Purpose and Reasons of the Purchaser Filing Persons for the Merger, page 8

2.	Rather than summarizing the effects of the Merger for the Purchaser Filing Persons and unaffiliated shareholders, revise to describe the reasons the filers are engaging in the acquisition.

Response:  In response to the Staff’s comment, Grace has revised the disclosure on pages 9 and 10 of the Revised Proxy Statement.

Background of the Merger, page 30

3.
Update this section (or include a new one) to explain the background events leading up to the acquisition proposal from the perspective of 40 North Management and the other filing persons besides Grace on the Schedule 13E-3.

Response: In response to the Staff’s comment, Grace has revised the disclosure on pages 32 to 39 of the Revised Proxy Statement.

Special Factors, page 28

4.	See our comment above. Revise to include information about all filing persons on the Schedule 13E-3.

Response: In response to the Staff’s comment, Grace has revised the disclosure on pages 29 to 31 of the Revised Proxy Statement.

Purpose and Reasons of the Purchaser Filing Person for the Merger, page 61

5.
We note the disclosure on page 62 that the purpose of the transaction is for the Purchaser Filing Persons “to acquire control of Grace so that Parent can operate Grace as a privately-held company…” Item 1013(a) is intended to elicit disclosure about why the Purchaser Filing Persons are undertaking the Merger, not what the effect of the Merger will be. Please revise and expand your disclosure to explain the purpose of the transaction from the perspective of filing persons other than Grace.

Response: In response to the Staff’s comment, Grace has revised the disclosure on pages 65 and 66 of the Revised Proxy Statement.

6.
Explain the Purchaser Filing Persons’ reasons for the structure of the transaction, including a discussion of what alternate transaction structures were considered and why each was rejected in favor of the Merger. See Item 1013(b) and (c) of Regulation M-A.

Response: In response to the Staff’s comment, Grace has revised the disclosure on pages 65 and 66 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission
July 26, 2021

7.	Explain the Purchaser Filing Persons’ reasons for the timing of the going private transaction. See Item 1013(c) of Regulation M-A.

Response: In response to the Staff’s comment, Grace has revised the disclosure on page 66 of the Revised Proxy Statement.

Summary of Certain Discussion Materials Provided by CitiGroup Global Markets Inc…, page 62

8.
Revise to provide the disclosure required by Item 1015(b) of Regulation M-A, including information regarding the financial advisors engaged. In addition, expand the summary of the reports referenced in this section to describe them in considerable detail, as required by Item 1015(b)(6)

Response: In response to the Staff’s comment, Grace has revised the disclosure on page 66 of the Revised Proxy Statement to provide further information regarding the financial advisors engaged. Grace has also revised the disclosure on pages 67 and 69 to 73 of the Revised Proxy Statement to expand the summary of the Citi and J.P. Morgan Discussion Materials and provide additional detail on the material analyses presented in such discussion materials.

9.
Please remove the disclaimer (on page 63) on shareholders’ ability to rely on the disclosure regarding and contained in the Citi and J.P. Morgan Discussion Materials. Alternatively, disclose in the revised preliminary proxy statement the legal basis for your assertion that shareholders may not rely on it, including a description of any applicable state law. If no such state law authority exists, disclose that the issue will be determined by an appropriate court and that the availability of this defense does not impact the rights and responsibilities of the advisors or the filing persons under the federal securities laws.

Response: In response to the Staff’s comment, Grace has revised the disclosure on page 67 of the Revised Proxy Statement.

10.
Refer to the last paragraph on page 64, where you state that the “following summary does not purport to be a complete description of the financial analyses or data presented by Citi and J.P, Morgan or the underlying assumptions made, procedures followed, matters considered or date presented…” Please revise to affirm that all material analyses are described, and to describe the material assumptions and limitations on the information presented.

Response: In response to the Staff’s comment, Grace has revised the disclosure on pages 67 and 69 of the Revised Proxy Statement.

U.S. Securities and Exchange Commission
July 26, 2021

11.
For each of the discussion materials referenced beginning on page 65, include the per share values yielded for Grace’s common stock. For example, refer to the second to last bullet point on page 65. State the per share valuations obtained by the methodologies listed here. We note for example that page 1 of the Citi materials field as Exhibit 99(c)(12) references per share preliminary indications of value based on projections of $80-$100 per share.

Response: In response to the Staff’s comment, Grace has revised the disclosure on pages 69 to 72 of the Revised Proxy Statement to provide the per share values yielded by the material analyses presented in the Citi and J.P. Morgan Discussion Materials.

Fees and Expenses, page 73

12.	Please provide a breakdown of the $176 million in fees you disclose the Purchaser Filing Persons will incur, consistent with how this information is presented for Grace on the same page.

Response: In response to the Staff’s comment, Grace has revised the disclosure on page 78 of the Revised Proxy Statement.

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U.S. Securities and Exchange Commission
July 26, 2021

If you have any questions, please do not hesitate to contact me at (212) 403-1060, or my partners Andrew R. Brownstein at (212) 403-1233 or Gregory E. Ostling at (212) 403-1364.

Very truly yours,

/s/ Mark A. Stagliano
Mark A. Stagliano

cc:	Cherée H. Johnson, Senior Vice President, General Counsel and Secretary, W. R. Grace & Co.
Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz
Gregory E. Ostling, Wachtell, Lipton, Rosen & Katz